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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-KSB   [_] Form 20-F   [_] Form 11-K   [X] Form 10-QSB
             [_] Form N-SAR    [_] Form N-CSR

             For Period Ended:    DECEMBER 31, 2007

             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR
             For the Transition Period Ended: ________________________

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ZAP
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Full name of registrant:

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Former name if applicable:

501 Fourth Street
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Address of principal executive office (Street and number):

Santa Rosa, California 95401
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City, state and zip code
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PART II -- RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

................. ........ .....................................................
               |  (a)     The reasons described in reasonable detail in Part III
               |          of this form could not be eliminated without
               |          unreasonable effort or expense;
               | ........ ......................................................
               |  (b)     The subject annual report, semi-annual report,
               |          transition report on Form 10-K, Form 20-F, 11-K or
               |          Form N-SAR, or portion thereof, will be filed on or
       [X]     |          before the fifteenth calendar day following the
               |          prescribed due date; or the subject quarterly report
               |          or transition report on Form 10-QSB, or portion
               |          thereof will be filed on or before the fifth calendar
               |          day following the prescribed due date; and
               | ........ ......................................................
               |  (c)     The accountant's statement or other exhibit required
               |          by Rule 12b-25(c) has been attached if applicable.
................. ........ .....................................................


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     It has taken more time than anticipated to familiarize the Company's new auditors with the Company's accounting procedures and policies. One consequence has been that the Company's accounting department has not yet been able to complete the required schedules. The Company expects to file its Form 10-KSB within the allotted extension period.

     We have also experienced delays, from our former auditors in obtaining their timely consent.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bill Hartman                       (707)               525-8658
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             (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                       ZAP
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 31, 2008                   /s/ Steven M. Schneider
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                                       Steven M. Schneider
                                       Chief Executive Officer